Exhibit 99.4

Hello Everyone,

My name is Lucas from the Product team here at Masterworks.

Today we are pleased to bring you this incredible by the avant-garde artist, Park Seo-Bo.

Seo-Bo who sadly passed away on October 14 at the age of 91 was a leading contemporary Korean artist. Seo-Bo is recognized internationally as a founding member of the postwar Korean art movement that draws from European and American abstraction as well as traditional Korean culture to create tactile, minimalist compositions.

His passing comes as a great loss to the art world and a market which places tremendous value on the artist’s work, as demonstrated by the new auction record achieved for his work on October 5 when an example from the artist’s Ecriture series sold for just over $2.6 million.

The Artwork features 11 condensed horizontal rows of vertical pencil markings that tilt slightly to the right. The medium-weight graphite pencil markings are evenly distributed across the off-white painted canvas.

So why do we like this painting? Three reasons:

One: We believe this work has high upside potential with a similar sales appreciation rate of 20.0% from March 2006 through May 2023

Two: This work is part of Seo-Bo’s Écriture series, which is his most famous and historically important series. All of his top 10 auction records are examples from the same series.

Three: Artworks from the same series that are similar in scale have achieved auction records as high as $1.2 million, and include: Écriture No. 45-75 (1975), which sold for $1.2M at Sotheby’s New York in May 2017, and Ecriture No. 5-80 (1980), which sold for $1.1M at Sotheby’s Hong Kong in March 2018.

We appreciate you joining us and we can’t wait to bring you this incredible work by the legendary artist Park Seo-Bo.